77. (C) Matters submitted to a vote of security holders

Results of Special Meeting of Shareholders (unaudited)

On January 26, 2004, Harding, Loevner Funds, Inc. held a Special Meeting of Shareholders to elect the Board of Directors of the Fund. The following Directors were elected to serve or continue to serve as Directors of the Fund:


Jane A. Freeman:           198,103,396 votes in favor
                           669,130 withheld

Samuel R. Karestsky:       198,394,059 votes in favor
                           378,467 withheld

Carl W. Schafer            198,361,852 votes in favor
                           410,673 withheld

David R. Loevner             195,290,013 votes in favor
                           3,482,513 withheld

R. Kelly Doherty           198,394,059 votes in favor
                           378,467 withheld

Raymond J. Clark            198,394,059 votes in favor
                           378,467 withheld